VELTI RECEIVES NASDAQ NOTICE OF
NON-COMPLIANCE WITH MINIMUM BID PRICE RULE

SAN FRANCISCO--(BUSINESS WIRE)-- Velti plc (NASDAQ: VELT), the leading global provider of mobile marketing and advertising technology and solutions announced receipt of written notice on October 3, 2013, from the Listing Qualifications Department of The NASDAQ Stock Market LLC ("NASDAQ") notifying the Company that for the preceding 30 consecutive business days, the Company's ordinary shares did not maintain a minimum closing bid price of $1.00 ("Minimum Bid Price Requirement") per share as required by NASDAQ Listing Rule 5450(a)(1). The notice has no immediate effect on the listing or trading of the Company's ordinary shares and the ordinary shares will continue to trade on The NASDAQ Global Select Market under the symbol "VELT" at this time.
In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until April 1, 2014, to regain compliance with NASDAQ Listing Rule 5450(a)(1). Compliance can be achieved automatically and without further action if the closing bid price of the Company's ordinary shares is at or above $1.00 for a minimum of 10 consecutive business days at any time during the 180-day compliance period.
If the Company does not achieve compliance with the Minimum Bid Price Requirement by April 1, 2014, the Company may be eligible for additional time by applying to transfer the listing of its ordinary shares to The NASDAQ Capital Market.
If the Company does not regain compliance during the initial grace period and is not eligible for an additional grace period, NASDAQ will notify the Company that its ordinary shares will be subject to delisting. If the Company receives a notice of delisting, the Company would then be entitled to appeal the NASDAQ Staff's determination to a NASDAQ Listing Qualifications Panel and request a hearing. The Company is currently considering available options to resolve the listing deficiency and to regain compliance. There can be no assurance that the Company will be able to regain compliance with The NASDAQ Global Select Market listing requirements.
About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows companies to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.
The Velti logo is available at http://www.globenewswire.com/newsroom/
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:   This release contains forward-looking statements, including statements regarding the Company’s potential delisting from the Nasdaq Global Select Market. These statements involve current expectations, forecasts of future events and other statements that are not historical facts. Inaccurate assumptions and known and unknown risks and uncertainties can affect the accuracy of forward-looking statements and cause actual results to differ materially from those expected or implied by the forward-looking statements. Factors that could affect actual future events or results include, but are not limited to, the risk that the Company will be unable to regain compliance with the Nasdaq Global Select Market listing requirement for minimum bid price, resulting in the inability of the Company to maintain its listing on the Nasdaq Global Select Market, the risk that the Company is unable to meet the requirements to trade on the Nasdaq Capital Market if it is unable to regain compliance with the continued listing requirements of the Nasdaq Global Select Market, and the risk that an over-the-counter market will not trade the Company’s shares if Nasdaq delists the Company. Other risks include the risk that the Company is unable to generate sufficient cash and reduce expenses to meet its tight cash flow requirements; successfully conclude strategic options for which it has engaged its investment bankers, including the sale of its Mobclix business; collect on outstanding accounts receivable, manage its accounts payable, and improve its comprehensive DSOs; and obtain continued support from its lenders.
Such statements speak only as of the date hereof and are subject to change. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.
Further information on Velti, including additional risk factors that may affect our forward looking statements, is contained in our Annual Report on Form 20-F, our Current Reports on Form 6-K, and our other SEC filings that are available through the SEC's website.